Exhibit 99

CONTACT: Michael S. Piemonte   FOR IMMEDIATE RELEASE:
          (716) 842-5138   January 12, 2004

M&T BANK CORPORATION ANNOUNCES 2003 RESULTS

BUFFALO, NEW YORK — M&T Bank Corporation ("M&T")(NYSE: MTB) today reported its results of operations for 2003.

GAAP Results of Operations. Diluted earnings per share measured in accordance with generally accepted accounting principles ("GAAP") for 2003 were $4.95, up 4% from $4.78 in 2002. On the same basis, net income for 2003 totaled $574 million, 26% higher than the $457 million earned in 2002. GAAP-basis net income for 2003 expressed as a rate of return on average assets and average common stockholders' equity was 1.27% and 11.62%, respectively, compared with 1.43% and 15.09%, respectively, in 2002.

M&T's financial results for 2003 reflect the impact of operations obtained in the April 1, 2003 acquisition of Allfirst Financial Inc. ("Allfirst") and the related issuance by M&T of 26.7 million common shares on that date. Merger-related expenses in 2003 were $39 million, after applicable tax effect, or $.34 per diluted share. Such expenses represent costs for professional services, travel, and other expenses associated with the acquisition, the related integration of data processing and other operating systems and functions with those of M&T, and the commencement of M&T operations in market areas formerly served by Allfirst. There were no similar expenses in 2002.

GAAP-basis diluted earnings per share for the fourth quarter of 2003 rose 8% to $1.35 from $1.25 in the similar 2002 period. On the same basis, net income for the recently completed quarter

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totaled $167 million, 41% higher than $119 million in the final quarter of 2002. During the fourth quarter of 2003, M&T incurred merger-related expenses associated with the Allfirst acquisition totaling $2 million, after applicable tax effect, or $.01 per diluted share. M&T does not expect to incur any significant additional merger-related expenses relating to the Allfirst transaction. GAAP-basis net income for 2003's final quarter expressed as an annualized rate of return on average assets and average common stockholders' equity was 1.35% and 11.77%, respectively, compared with 1.42% and 15.00%, respectively, in the corresponding 2002 period.

Supplemental Reporting of Non-GAAP Results of Operations. Since 1998, M&T has consistently provided supplemental reporting of its results on a "net operating" or "tangible" basis, from which M&T excludes the after-tax effect of amortization of core deposit and other intangible assets (and the related goodwill, core deposit intangible and other intangible asset balances, net of applicable deferred tax amounts) and expenses associated with merging acquired operations into M&T, since such expenses are considered by management to be "nonoperating" in nature. Although "net operating income" as defined by M&T is not a GAAP measure, M&T's management believes that this information helps investors understand the effect of acquisition activity in reported results. Amortization of core deposit and other intangible assets, after tax effect, totaled $13 million ($.11 per diluted share) in the fourth quarter of 2003, compared with $7 million ($.07 per diluted share) in the year-earlier quarter. Similar amortization charges, after tax effect, for the years ended December 31, 2003 and 2002 were $48 million ($.41 per diluted share) and $32 million ($.34 per diluted share), respectively.

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Diluted net operating earnings per share, which exclude the impact of amortization of core deposit and other intangible assets and the previously noted merger-related expenses, were $5.70 for 2003, up 11% from $5.12 in 2002. Net operating income for 2003 was $661 million, 35% above $489 million for 2002. Expressed as a rate of return on average tangible assets and average tangible stockholders' equity, net operating income was 1.55% and 28.49%, respectively, in 2003, compared with 1.59% and 26.71% in 2002.

For the final quarter of 2003, diluted net operating earnings per share were $1.47, up 11% from $1.32 in the comparable 2002 period. Net operating income for the fourth quarter of 2003 rose to $182 million, 44% higher than $126 million in the corresponding 2002 period. For the three-month period ended December 31, 2003, net operating income expressed as an annualized rate of return on average tangible assets and average tangible equity was 1.57% and 28.33%, respectively, compared with 1.56% and 25.54% in the year-earlier period.

Robert G. Wilmers, M&T's Chairman, President and Chief Executive Officer, commented, "The planning for and execution of the Allfirst merger was clearly M&T's most significant event in 2003. While the ultimate success of this merger will be measured over several years, we are very pleased with the results experienced to date, both financially and in the integration of Allfirst's operations with those of M&T."

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Reconciliation of GAAP and Non-GAAP Results of Operations. A reconciliation of diluted earnings per share and net income with diluted net operating earnings per share and net operating income follows:

	Three months ended December 31		Year ended December 31	
	2003	2002	2003	2002
	(in thousands, except per share)			
Diluted earnings per share	$ 1.35	1.25	4.95	4.78
Amortization of core deposit and other intangible assets(1)	.11	.07	.41	.34
Merger-related expenses(1)	.01	—	.34	—
Diluted net operating earnings per share	$ 1.47	1.32	5.70	5.12
Net income	$166,901	118,551	573,942	456,752
Amortization of core deposit and other intangible assets(1)	13,059	7,209	47,826	32,491
Merger-related expenses(1)	1,634	—	39,163	—
Net operating income	$181,594	125,760	660,931	489,243

(1)   After any related tax effect

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5-5-5-5-5
M&T BANK CORPORATION

Reconciliation of Total Assets and Equity to Tangible Assets and Equity. A reconciliation of average assets and equity with average tangible assets and average tangible equity follows:

	Three months ended December 31		Year ended December 31	
	2003	2002	2003	2002
	(in millions)			
Average assets	$49,123	33,174	45,349	31,935
Goodwill	(2,904)	(1,098)	(2,456)	(1,098)
Core deposit and other intangible assets	(251)	(124)	(233)	(143)
Deferred taxes	—	40	—	46
Average tangible assets	$45,968	31,992	42,660	30,740
Average equity	$ 5,625	3,135	4,941	3,026
Goodwill	(2,904)	(1,098)	(2,456)	(1,098)
Core deposit and other intangible assets	(251)	(124)	(233)	(143)
Deferred taxes	73	40	68	46
Average tangible equity	$ 2,543	1,953	2,320	1,831

Accounting for Stock-Based Compensation. Effective January 1, 2003, M&T began expensing stock-based compensation in accordance with the fair value method of accounting described in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended. As a result, salaries and employee benefits expense in 2003 included $43 million of stock-based compensation, including $12 million in the recent quarter. After tax effect, stock-based compensation lowered 2003's net income by $32 million ($.27 per diluted share). Net income for the fourth quarter of 2003 was lowered by $8 million ($.07 per diluted share) as a result of stock-based compensation. Using the retroactive restatement method described in SFAS No. 148, which amended SFAS No. 123, salaries and employee benefits expense for 2002 was restated to include $41 million of stock-based compensation, resulting in a reduction of previously reported net income of $28 million, or $.29 per diluted share.

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Stock-based compensation expense reflected in M&T's results of operations for the fourth quarter of 2002 was $10 million (pre-tax), or $7 million and $.08 per diluted share after applicable income tax effect. Stock-based compensation expenses are reflected in both the GAAP and supplemental non-GAAP results of operations discussed herein.

Taxable-equivalent Net Interest Income. Growth in average loans outstanding resulted in a rise in taxable-equivalent net interest income of 28% to $1.62 billion in 2003 from $1.26 billion in 2002. Including the impact of the $10.3 billion of loans obtained in the April 1, 2003 acquisition of Allfirst, average loans outstanding increased 33% to $34.0 billion in 2003 from $25.5 billion in 2002. Net interest margin, or taxable-equivalent net interest income expressed as a percentage of average earning assets, declined to 4.09% in 2003 from 4.36% in the year-earlier period. The decrease in net interest margin was largely the result of the yields on earning assets and rates paid on interest-bearing liabilities obtained in the Allfirst acquisition.

During the fourth quarter of 2003, taxable-equivalent net interest income was $425 million, average loans outstanding totaled $36.4 billion and the annualized net interest margin was 3.96%. In 2002's final quarter, which did not include any Allfirst-related amounts, taxable-equivalent net interest income was $325 million, average loans outstanding were $25.9 billion, and the net interest margin was 4.28%. Average loan balances in 2003 and 2002 reflect fourth quarter transactions in each year in which M&T converted residential real estate loans of $1.3 billion and $1.1 billion, respectively, into mortgage-backed securities.

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Provision for Credit Losses/Asset Quality. The provision for credit losses was $131 million in 2003, up from $122 million in 2002. Net charge-offs of loans during the recent year totaled $97 million, or .28% of average loans outstanding, compared with $108 million or .42% of average loans in 2002. The provision for credit losses was $28 million and $33 million during the final quarter of 2003 and 2002, respectively. Net charge-offs were $32 million in the fourth quarter of 2003, or an annualized .35% of average loans outstanding, compared with $31 million or .48% during 2002's final quarter. Net charge-offs of loans acquired from Allfirst during 2003 were not significant.

Loans classified as nonperforming totaled $240 million, or .67% of total loans at December 31, 2003, compared with $215 million or .84% a year earlier. Loans past due 90 days or more and accruing interest were $155 million at the recent year-end, little changed from $154 million a year earlier. Included in the past due but accruing amounts were loans guaranteed by government-related entities of $125 million and $129 million at December 31, 2003 and 2002, respectively. Nonperforming loans and loans past due 90 days or more and accruing interest at December 31, 2003 included loans obtained in the Allfirst acquisition of $67 million and $17 million, respectively. Assets taken in foreclosure of defaulted loans were $20 million at December 31, 2003, compared with $17 million at December 31, 2002.

Allowance for Credit Losses. The allowance for credit losses totaled $614 million, or 1.72% of total loans, at December 31, 2003, compared with $436 million, or 1.70%, a year earlier. On the April 1, 2003 acquisition date, Allfirst had an allowance for credit losses of $146 million, or 1.43% of Allfirst's loans then outstanding. Immediately following the April 1 merger, the combined balance sheet of M&T and Allfirst included an allowance

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for credit losses of $591 million that was equal to 1.62% of the $36.5 billion of then outstanding loans. The ratio of M&T's allowance for credit losses to nonperforming loans was 256% and 203% at December 31, 2003 and 2002, respectively.

Noninterest Income and Expense. Noninterest income in 2003 grew to $831 million, 62% higher than $512 million in 2002. Approximately $279 million of the increase was attributable to revenues related to operations in market areas associated with the former Allfirst franchise. Higher mortgage banking revenues and service charges on deposit accounts also contributed to the improvement. As a result of Allfirst-related revenues, noninterest income of $234 million in the fourth quarter of 2003 was up 69% from $138 million in the corresponding quarter of 2002.

Noninterest expense in 2003 totaled $1.45 billion, 51% higher than $962 million in 2002. Included in such amounts are expenses considered to be "nonoperating" in nature, consisting of the previously noted amortization of core deposit and other intangible assets of $78 million in 2003 and $51 million in 2002, and merger-related expenses of $60 million in 2003. There were no merger-related expenses in 2002. Exclusive of these nonoperating expenses, noninterest operating expenses were $1.31 billion in 2003, compared with $910 million in 2002. The increase in operating expenses was largely related to operations formerly associated with Allfirst. Partially offsetting these higher expenses were lower charges for impairment of capitalized residential mortgage servicing rights. Such charges totaled $2 million in 2003 and $32 million in 2002. The impairment charges resulted from changes in the estimated fair value of capitalized mortgage servicing rights that reflect the impact of changing interest rates on the expected rate of residential mortgage loan

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prepayments. Capitalized residential mortgage servicing rights, net of an impairment valuation allowance, are included in "other assets" in M&T's consolidated balance sheet and totaled $129 million and $103 million at December 31, 2003 and 2002, respectively. Residential mortgage loans serviced for others totaled approximately $13 billion at December 31, 2003 and 2002.

Noninterest expense in the fourth quarter of 2003 totaled $378 million, compared with $251 million in the year-earlier quarter. Included in such amounts were amortization of core deposit and other intangible assets of $21 million in 2003 and $12 million in 2002, and merger-related expenses of $3 million in 2003. Exclusive of these nonoperating expenses, noninterest operating expenses were $354 million in the recently completely quarter, compared with $239 million in the final quarter of 2002. The increase in operating expenses was largely related to operations formerly related to Allfirst. Changes in the estimated fair value of capitalized mortgage servicing rights also affected M&T's expenses in the fourth quarters of 2003 and 2002. Those expenses in the fourth quarter of 2003 reflect a $4 million reduction in total expenses resulting from a partial reversal of the valuation allowance for possible impairment of capitalized residential mortgage servicing rights, while a $13 million increase in the valuation allowance in 2002's fourth quarter added to total expenses.

The efficiency ratio, or noninterest operating expenses divided by the sum of taxable-equivalent net interest income and noninterest income (exclusive of gains and losses from sales of bank investment securities), measures the relationship of operating expenses to revenues. M&T's efficiency ratio was 53.6% in 2003, compared with 51.3% in 2002. During 2003's fourth quarter, M&T's efficiency ratio was 53.9%, compared with 51.7% in the year-earlier

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quarter. The higher ratios in 2003 reflect the impact of the acquired Allfirst operations that are now a part of M&T.

Balance Sheet. M&T's total assets rose 50% to $49.8 billion at December 31, 2003 from $33.2 billion a year earlier. Loans and leases, net of unearned discount, were $35.8 billion at the 2003 year-end, up 39% from $25.7 billion at December 31, 2002. Deposits increased to $33.1 billion at December 31, 2003 from $21.7 billion at the end of 2002. Total assets, loans and deposits obtained in the Allfirst transaction were $16 billion, $10 billion and $11 billion, respectively. Total stockholders' equity was $5.7 billion at December 31, 2003, representing 11.47% of total assets, compared with $3.2 billion or 9.66% a year earlier. Common stockholders' equity per share was $47.55 and $34.82 at December 31, 2003 and 2002, respectively. Tangible equity per common share was $21.97 at December 31, 2003, compared with $22.04 at December 31, 2002. In the calculation of tangible equity per common share, stockholders' equity is reduced by the carrying values of goodwill and core deposit and other intangible assets, net of applicable deferred tax balances, which aggregated $3.1 billion and $1.2 billion at December 31, 2003 and 2002, respectively.

Looking forward to 2004, Michael P. Pinto, M&T's Executive Vice President and Chief Financial Officer, noted, "We expect that the economy and the overall business environment in 2004 will present many challenges for regional banks and other financial institutions. M&T will, of course, not be immune to these challenges. Subject to the impact of actual events and circumstances that may occur throughout this year, our present estimate of GAAP-basis diluted earnings per share for 2004 is in the range of $5.90 to $6.10."

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    Conference Call. Investors will have an opportunity to listen to M&T's conference call to discuss fourth quarter and full year financial results at 10:00 a.m. Eastern Time today, January 12, 2004. Those wishing to participate in the call may dial 877-780-2276. International participants, using any applicable international calling codes, may dial 973-582-2700. The conference call will be webcast live on M&T's website at http://ir.mandtbank.com/conference.cfm. A replay of the call will be available until January 13, 2004 by calling 877-519-4471, code 4399838 and 973-341-3080 for international participants. The event will also be archived and available by 1:00 p.m. today on M&T's website at http://ir.mandtbank.com/conference.cfm.

    Forward-Looking Statements. This news release contains forward-looking statements that are based on current expectations, estimates and projections about M&T's business, management's beliefs and assumptions made by management. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

    Future Factors include changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity; credit losses; sources of liquidity; common shares outstanding; common stock price volatility; fair value of and number of stock options to be issued in future periods; legislation affecting the financial services industry as a whole, and M&T and its subsidiaries individually or collectively; regulatory supervision and oversight, including required capital levels; increasing price and product/service competition by

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competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the mix of products/services; containing costs and expenses; governmental and public policy changes, including environmental regulations; protection and validity of intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in large, multi-year contracts; the outcome of pending and future litigation and governmental proceedings; continued availability of financing; financial resources in the amounts, at the times and on the terms required to support M&T and its subsidiaries' future businesses; and material differences in the actual financial results of merger and acquisition activities compared with M&T's expectations, including the full realization of anticipated cost savings and revenue enhancements.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, including interest rate and currency exchange rate fluctuations, and other Future Factors.

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M&T BANK CORPORATION
Financial Highlights

Amounts in thousands, except per share	Three months ended December 31			Year ended December 31		
	2003	2002	Change	2003	2002	Change
Performance						
Net income	$166,901	118,551	41%	$ 573,942	456,752	26%
Per common share:						
Basic earnings	$ 1.39	1.29	8%	$ 5.08	4.94	3%
Diluted earnings	1.35	1.25	8	4.95	4.78	4
Cash dividends	$ .30	.30	-	$ 1.20	1.05	14
Common shares outstanding:						
Average - diluted (1)	123,328	94,950	30%	115,932	95,522	21%
Period end (2)	120,231	92,155	30	120,231	92,155	30
Return on (annualized):						
Average total assets	1.35%	1.42%		1.27%	1.43%	
Average common stockholders' equity	11.77%	15.00%		11.62%	15.09%	
Taxable-equivalent net interest income	$425,500	325,157	31%	$1,615,068	1,261,634	28%
Yield on average earning assets	5.16%	6.08%		5.42%	6.42%	
Cost of interest-bearing liabilities	1.48%	2.09%		1.61%	2.39%	
Net interest spread	3.68%	3.99%		3.81%	4.03%	
Contribution of interest-free funds	.28%	.29%		.28%	.33%	
Net interest margin	3.96%	4.28%		4.09%	4.36%	
Net charge-offs to average total net loans (annualized)	.35%	.48%		.28%	.42%	
Net operating results (3)						
Net operating income	$181,594	125,760	44%	$ 660,931	489,243	35%
Diluted net operating earnings per common share	1.47	1.32	11	5.70	5.12	11
Return on (annualized):						
Average tangible assets	1.57%	1.56%		1.55%	1.59%	
Average tangible common equity	28.33%	25.54%		28.49%	26.71%	
Efficiency ratio	53.93%	51.65%		53.59%	51.30%	

Loan quality	At December 31		
	2003	2002	Change
Nonaccrual loans	$232,983	207,038	13%
Renegotiated loans	7,309	8,252	-11
Total nonperforming loans	$240,292	215,290	12%
Accruing loans past due 90 days or more	$154,759	153,803	1%
Nonperforming loans to total net loans	.67%	.84%	
Allowance for credit losses to total net loans	1.72%	1.70%	

(1) Includes common stock equivalents.
(2) Includes common stock issuable under deferred compensation plans.
(3) Excludes merger-related expenses and amortization and balances related to goodwill and core deposit and other intangible assets which, except in the calculation of the efficiency ratio, are net of applicable income tax effects. A reconciliation of net income and net operating income appears on page 4.

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M&T BANK CORPORATION
Condensed Consolidated Statement of Income

Dollars in thousands	Three months ended December 31			Year ended December 31		
	2003	2002	Change	2003	2002	Change
Interest income	$550,473	458,216	20%	$2,126,565	1,842,099	15%
Interest expense	129,173	136,358	-5	527,810	594,514	-11
Net interest income	421,300	321,858	31	1,598,755	1,247,585	28
Provision for credit losses	28,000	33,000	-15	131,000	122,000	7
Net interest income after provision for credit losses	393,300	288,858	36	1,467,755	1,125,585	30
Other income						
Mortgage banking revenues	31,944	34,879	-8	149,105	116,408	28
Service charges on deposit accounts	89,591	44,123	103	309,749	167,531	85
Trust income	34,467	14,475	138	114,620	60,030	91
Brokerage services income	13,455	9,209	46	51,184	43,261	18
Trading account and foreign exchange gains	4,993	1,144	336	15,989	2,860	459
Gain (loss) on sales of bank investment securities	1,946	51	—	2,487	(608)	—
Other revenues from operations	57,361	34,297	67	187,961	122,449	54
Total other income	233,757	138,178	69	831,095	511,931	62
Other expense						
Salaries and employee benefits	196,651	124,447	58	740,324	496,990	49
Equipment and net occupancy	47,126	26,818	76	170,623	107,822	58
Printing, postage and supplies	9,954	6,486	53	36,985	25,378	46
Amortization of core deposit and other intangible assets	21,345	11,788	81	78,152	51,484	52
Other costs of operations	103,279	81,550	27	422,096	279,937	51
Total other expense	378,355	251,089	51	1,448,180	961,611	51
Income before income taxes	248,702	175,947	41	850,670	675,905	26
Applicable income taxes	81,801	57,396	43	276,728	219,153	26
Net income	$166,901	118,551	41%	$ 573,942	456,752	26%
Summary of merger-related expenses included above:						
Salaries and employee benefits	$ 426	—		$ 8,542	—	
Equipment and net occupancy	472	—		2,126	—	
Printing, postage and supplies	241	—		3,216	—	
Other costs of operations	1,394	—		46,503	—	
Total merger-related expenses	$ 2,533	—		$ 60,387	—	

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M&T BANK CORPORATION
Condensed Consolidated Balance Sheet

Dollars in thousands	December 31		Change
	2003	2002	
ASSETS			
Cash and due from banks	$ 1,877,494	963,772	95%
Money-market assets	250,315	379,843	-34
Investment securities	7,259,150	3,955,150	84
Loans and leases, net of unearned discount	35,772,435	25,727,784	39
Less: allowance for credit losses	614,058	436,472	41
Net loans and leases	35,158,377	25,291,312	39
Goodwill	2,904,081	1,097,553	165
Core deposit and other intangible assets	240,830	118,790	103
Other assets	2,135,834	1,394,761	53
Total assets	$49,826,081	33,201,181	50%
LIABILITIES AND STOCKHOLDERS' EQUITY			
Noninterest-bearing deposits at U.S. offices	$ 8,411,296	4,072,085	107%
Other deposits at U.S. offices	22,494,197	16,432,122	37
Deposits at foreign office	2,209,451	1,160,716	90
Total deposits	33,114,944	21,664,923	53
Short-term borrowings	4,442,246	3,429,414	30
Accrued interest and other liabilities	1,016,256	400,991	153
Long-term borrowings	5,535,425	4,497,374	23
Total liabilities	44,108,871	29,992,702	47
Stockholders' equity (1)	5,717,210	3,208,479	78
Total liabilities and stockholders' equity	$49,826,081	33,201,181	50%

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(1) Reflects accumulated other comprehensive income, net of applicable income taxes, of $25.7 million at December 31, 2003 and $54.8 million at December 31, 2002.

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M&T BANK CORPORATION
Condensed Consolidated Average Balance Sheet
and Annualized Taxable-equivalent Rates

| Dollars in millions | Three months ended December 31 | | | | | Year ended December 31 | | | | |
| | 2003 | | 2002 | | | 2003 | | 2002 | | |
	Balance	Rate	Balance	Rate	Change in balance	Balance	Rate	Balance	Rate	Change in balance
ASSETS										
Money-market assets	$ 99	1.00%	509	1.47%	-81%	$ 216	1.24%	291	1.64%	-26%
Investment securities	6,212	3.98	3,745	5.23	66	5,344	4.40	3,123	5.63	71
Loans and leases, net of unearned discount										
Commercial, financial, etc.	9,202	4.00	5,273	4.83	75	8,523	4.21	5,146	5.09	66
Real estate - commercial	12,344	5.86	9,650	6.76	28	11,573	6.10	9,498	6.96	22
Real estate - consumer	3,758	6.06	3,638	6.70	3	3,777	6.15	4,087	6.98	-8
Consumer	11,057	5.79	7,303	6.63	51	10,098	6.02	6,776	6.89	49
Total loans and leases, net	36,361	5.37	25,864	6.29	41	33,971	5.61	25,507	6.57	33
Total earning assets	42,672	5.16	30,118	6.08	42	39,531	5.42	28,921	6.42	37
Goodwill	2,904		1,098		165	2,456		1,098		124
Core deposit and other intangible assets	251		124		101	233		143		62
Other assets	3,296		1,834		80	3,129		1,773		77
Total assets	$49,123		33,174		48%	$45,349		31,935		42%
LIABILITIES AND STOCKHOLDERS' EQUITY										
Interest-bearing deposits										
NOW accounts	$ 1,160	.33	794	.45	46%	$ 1,021	.35	761	.51	34%
Savings deposits	14,674	.70	9,355	1.08	57	13,278	.77	8,899	1.21	49
Time deposits	6,440	2.29	6,673	2.75	-3	6,638	2.41	7,398	3.20	-10
Deposits at foreign office	2,378	.96	934	1.43	154	1,445	1.04	569	1.49	154
Total interest-bearing deposits	24,652	1.12	17,756	1.70	39	22,382	1.25	17,627	2.02	27
Short-term borrowings	4,162	1.02	3,651	1.50	14	4,331	1.13	3,125	1.69	39
Long-term borrowings	5,922	3.27	4,486	4.11	32	6,018	3.29	4,162	4.45	45
Total interest-bearing liabilities	34,736	1.48	25,893	2.09	34	32,731	1.61	24,914	2.39	31
Noninterest-bearing deposits	7,705		3,752		105	6,801		3,618		88
Other liabilities	1,057		394		168	876		377		132
Total liabilities	43,498		30,039		45	40,408		28,909		40
Stockholders' equity	5,625		3,135		79	4,941		3,026		63
Total liabilities and stockholders' equity	$49,123		33,174		48%	$45,349		31,935		42%
Net interest spread		3.68		3.99			3.81		4.03	
Contribution of interest-free funds		.28		.29			.28		.33	
Net interest margin		3.96%		4.28%			4.09%		4.36%	

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